SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ------------

                                  Schedule 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )1



                         RAINDANCE COMMUNICATIons, inc.
                                (Name of Issuer)


                   Common Stock, par value $0.0015 per share
                         (Title of Class of Securities)


                                   30048Q202
                                 (CUSIP Number)


                               December 31, 2002
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ]   Rule 13d-1(b)
[    ]   Rule 13d-1(c)
[ X ]    Rule 13d-1(d)


---------------------

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   30048Q202

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1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Centennial Fund V, L.P.

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)

 (a) ___

 (b) ___

--------------------------------------------------------------------------------

 3. SEC Use Only

--------------------------------------------------------------------------------

 4. Citizenship or Place of Organization

Delaware
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Number of                  5. Sole Voting Power:     2,562,647
Shares
Beneficially               6. Shared Voting Power:
Owned by
Each Reporting             7. Sole Dispositive Power:         2,562,647
Person With
                           8. Shared Dispositive Power:

--------------------------------------------------------------------------------

9. Aggregate Amount Beneficially Owned by Each Reporting Person

2,562,647

--------------------------------------------------------------------------------

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


--------------------------------------------------------------------------------

11. Percent of Class Represented by Amount in Row (9)

4.95%

--------------------------------------------------------------------------------

12. Type of Reporting Person (See Instructions)

PN

--------------------------------------------------------------------------------

CUSIP No.   30048Q202

--------------------------------------------------------------------------------

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Centennial Holdings V, L.P.

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)

 (a) ___

 (b) ___

--------------------------------------------------------------------------------

3. SEC Use Only

--------------------------------------------------------------------------------

4. Citizenship or Place of Organization

Delaware
--------------------------------------------------------------------------------

Number of                  5. Sole Voting Power:     2,636,047
Shares
Beneficially               6. Shared Voting Power:
Owned by
Each Reporting             7. Sole Dispositive Power:         2,636,047
Person With
                           8. Shared Dispositive Power:

--------------------------------------------------------------------------------

9. Aggregate Amount Beneficially Owned by Each Reporting Person

2,636,047

--------------------------------------------------------------------------------

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


--------------------------------------------------------------------------------

11. Percent of Class Represented by Amount in Row (9)

5.09%

--------------------------------------------------------------------------------

12. Type of Reporting Person (See Instructions)

PN

--------------------------------------------------------------------------------

CUSIP No.   30048Q202

--------------------------------------------------------------------------------

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Centennial Fund VI, L.P.

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)

 (a) ___

 (b) ___

--------------------------------------------------------------------------------

3. SEC Use Only

--------------------------------------------------------------------------------

4. Citizenship or Place of Organization

Delaware
--------------------------------------------------------------------------------

Number of                  5. Sole Voting Power:     3,161,615
Shares
Beneficially               6. Shared Voting Power:
Owned by
Each Reporting             7. Sole Dispositive Power:         3,161,615
Person With
                           8. Shared Dispositive Power:

--------------------------------------------------------------------------------

9. Aggregate Amount Beneficially Owned by Each Reporting Person

3,161,615

--------------------------------------------------------------------------------

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


--------------------------------------------------------------------------------

11. Percent of Class Represented by Amount in Row (9)

6.11%

--------------------------------------------------------------------------------

12. Type of Reporting Person (See Instructions)

PN

--------------------------------------------------------------------------------

CUSIP No.   30048Q202

--------------------------------------------------------------------------------

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Centennial Holdings VI, LLC

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)

 (a) ___

 (b) ___

--------------------------------------------------------------------------------

3. SEC Use Only

--------------------------------------------------------------------------------

4. Citizenship or Place of Organization

Delaware
--------------------------------------------------------------------------------

Number of                  5. Sole Voting Power:     3,427,832
Shares
Beneficially               6. Shared Voting Power:
Owned by
Each Reporting             7. Sole Dispositive Power:         3,427,832
Person With
                           8. Shared Dispositive Power:

--------------------------------------------------------------------------------

9. Aggregate Amount Beneficially Owned by Each Reporting Person

3,427,832

--------------------------------------------------------------------------------

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


--------------------------------------------------------------------------------

11. Percent of Class Represented by Amount in Row (9)

6.62%

--------------------------------------------------------------------------------

12. Type of Reporting Person (See Instructions)

OO

--------------------------------------------------------------------------------


Item 1(a).  Name of Issuer:

         Raindance Communications, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

                   1157 Century Dr., Louisville Colorado 80027

Item 2(a).  Name(s) of Person(s) Filing:

1. Centennial Holdings V, L.P., a Delaware limited partnership ("Holdings V"), by virtue of its direct beneficial ownership of the Issuer's common stock (the "Shares") and by virtue of being the sole general partner of Centennial Fund V, L.P., a Delaware limited partnership ("Fund V"), and the sole general partner of Centennial Entrepreneurs V, L.P. ("Entrepreneurs V"), which are in turn direct beneficial owners of Shares;

2. Centennial Fund VI, L.P., a Delaware limited partnership ("Fund VI"), by virtue of its direct beneficial ownership of the Shares; and

3. Centennial Holdings VI, LLC, a Delaware limited liability company ("Holdings VI"), by virtue of its direct beneficial ownership of Shares and by virtue of being the sole general partner of Fund VI, the sole general partner of Centennial Entrepreneurs VI, L.P. ("Entrepreneurs VI"), and the managing member of CSP VI Management, which in turn is the sole general partner of Centennial Strategic Partners VI, L.P. ("CSP"). Entrepreneurs VI and CSP are direct beneficial owners of Shares.

Holdings V, Fund VI and Holdings VI are collectively referred to as the "Reporting Persons." As of December 31, 2002, Fund V ceased to beneficially own more than 5% of the Shares and, as a result, has ceased to be a Reporting Person.

Steven C. Halstedt, Jeffrey H. Schutz and David C. Hull, Jr. are the sole general partners of Holdings V (the "Holdings V Partners"). The Holdings V Partners and Duncan T. Butler, Jr. are the sole general partners of Holdings VI (collectively, the "Individual Partners"). By virtue of the relationships described above and their roles with the Reporting Persons, each of the Holdings V Partners may be deemed to control Holdings V and possess indirect beneficial ownership of the Shares directly held by Fund V and Entrepreneurs V, and each of the Individual Partners may be deemed to control the Holdings VI and may be deemed to possess indirect beneficial ownership of the Shares directly held by Fund VI, Entrepreneurs VI and CSP. However, none of the Individual Partners, acting alone, has voting or investment power with respect to such Shares, and, as a result, each Individual Partner disclaims beneficial ownership of the Shares held by Fund V, Entrepreneurs V, Fund VI, Entrepreneurs VI and CSP.

Item 2(b).  Address of Principal Business Office or, if None, Residence

         1428 15th Street, Denver, Colorado 80202

Item 2(c).  Citizenship:

         Delaware

Item 2(d).  Title of Class of Securities:

         Common Stock

Item 2(e).  CUSIP Number:

         30048Q202

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:


(a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) Investment company registered under section 8 of the Investment Company Act, (15 U.S.C. 80a-8);

(e) An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f) An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g) A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h) A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

         Not applicable

Item 4.  Ownership.

(a) Amount beneficially owned:

As of December 31, 2002, Holdings V directly beneficially owned 10,479 Shares and may be deemed to beneficially own the 2,562,647 Shares directly beneficially owned by Fund V and the 62,922 Shares directly beneficially owned Entrepreneurs V.

As of December 31, 2002, Fund VI directly beneficially owned 3,161,615 Shares, Entrepreneurs VI directly beneficially owned 83,200 Shares, CSP directly beneficially owned 166,401 Shares and Holdings VI directly beneficially owned 16,616 Shares. By virtue of the relationships described in this Statement, Holdings VI may be deemed to beneficially own the Shares directly beneficially owned by Fund VI, Entrepreneurs VI and CSP.

As of December 31, 2002, Centennial Holdings I, L.L.C. ("Centennial LLC") directly beneficially owned 66,560 Shares. Each of the Individual Partners is a managing member of Centennial LLC, but none of the Individual Partners, acting alone, has voting or investment power with respect to such Shares, and, as a result, each Individual Partner disclaims beneficial ownership of the Shares held by Centennial LLC.

Stephen C. Halstedt directly beneficially owns 10,368 Shares. Mr. Halstedt also holds a options to purchase 111,666 Shares as a result of serving as a director of the Issuer.

(b) Percent of class:

The 2,636,047 Shares indirectly beneficially held by Holding V as of December 31, 2002 represent approximately 5.09% of the 51,746,793 outstanding shares as of October 31, 2002, as reported by the Issuer in its quarterly report on Form 10-Q for the quarter ended September 30, 2002.

The 3,161,615 Shares directly beneficially held by Fund VI as of December 31, 2002 represent approximately 6.11% of the 51,746,793 outstanding shares. The 3,427,832 Shares directly and indirectly beneficially held by Holding VI as of December 31, 2002 represent approximately 6.62% of the 51,746,793 outstanding shares.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:
 2,636,047 (Holdings V)
 3,161,615  (Fund VI)
 3,427,832  (Holdings VI)

(ii) Shared power to vote or to direct the vote: -0-

(iii) Sole power to dispose or to direct the disposition of:
2,636,047 (Holdings V)
3,161,615 (Fund VI)
3,427,832 (Holdings VI)

(iv) Shared power to dispose or to direct the disposition of: -0-

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

As of December 31, 2002, Fund V ceased to beneficially own more than 5% of the Shares.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable

Item 8.  Identification and Classification of Members of the Group.

         Not applicable

Item 9.  Notice of Dissolution of Group.

         Not applicable

Item 10.  Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                        SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         February 12, 2003
                                          (Date)



                                          /s/  Steven C. Halstedt
                                          (Signature)

                                         Steven C. Halstedt,
                                         as general partner of Centennial
                                         Holdings V, L.P., the general partner
                                         of Centennial Fund V, L.P., and as
                                         managing principal of Centennial
                                         Holdings VI, LLC, the general partner
                                         of Centennial Fund VI, L.P.
                                                   (Name/Title)